A Differentiated Private Equity Strategy 2024 ANNUAL REPORT

Portfolio Diversification



13.9%
13.0%
12.4%
17.0%
2.5%
12.2%
6.3%
10.1%
4.7%
7.9%

- Business Services
- Commercial and Professional Services
- Engineered Products
- Healthcare Supplies
- Hobby Goods and Supplies
- Information Services and Advisory Solutions
- Real Estate Services
- Retirement Plan Services
- Sanitation Products
- Visual Safety Solutions

Data as of Dec. 31, 2024

We are committed to our investment strategy, which seeks to provide shareholders with current income and long-term appreciation.

We believe this is achieved by acquiring carefully selected, highly resilient companies that can consistently generate cash flow and grow over time, even throughout different economic cycles.

Total Assets, Including Fair Value of Portfolio Company Investments

(Reflects acquisitions and portfolio company growth)



$1,400M
$1,200M
$1,000M
$800M
$600M
$400M
$200M
$0M

	12/31/18	12/31/19	12/31/20	12/31/21	12/31/22	12/31/23	12/31/24
Total Assets	$104.3 M	$175.5 M	$314.1 M	$514.8 M	$732.5 M	$1,013.1 M	$1,287.7 M
Portfolio Companies	2	4	7	10	11	13	16
Add-Ons	1	2	5	10	19	24	32

Data as of Dec. 31, 2024

To Our Shareholders We concluded 2024 with approximately $1.3 billion in total assets and expanded our diversified portfolio to 16 high-quality and durable middle-market U.S. private companies. We invested $98.9 million to add three new companies to our portfolio in 2024. We are pleased with the initial financial performance of these new companies since they became a part of our portfolio, and we are working closely with their management teams to identify and pursue future growth opportunities. Throughout the year, we collaborated with many of our existing portfolio companies to enhance value through add-on acquisitions. We completed eight add-on acquisitions for approximately $75 million, bringing our total to 32. The performance of our portfolio companies remains solid as they benefit from the strategies we implemented, including cost-savings strategies to mitigate the effects of inflation. The Year in Review • As of Dec. 31, 2024, our 16 portfolio company investments had a total fair value of $1.1 billion, compared to $876.8 million for 13 portfolio companies as of Dec. 31, 2023. • Through CNL Strategic Capital’s private and public offerings, we have received aggregate net proceeds of $1.1 billion since inception, including $46.4 million through the distribution reinvestment plan. In connection with our offering of shares, we raised $221.6 million as of the year ended Dec. 31, 2024. compared to $250.7 million during the prior year. 2024 ANNUAL REPORT • During the year ended Dec. 31, 2024, we received net investment income of $21.1 million compared to $22.5 million during the prior year. • As of Dec. 31, 2024, the fair value of our investment in our 16 portfolio companies increased by $91.1 million and has increased by $247.9 million since inception, representing 41.3% equity appreciation. • In 2024, the total value of our portfolio increased by approximately $174.0 million due to our acquisition of new portfolio companies and add-on acquisitions of our existing portfolio companies, bringing the total to $892.9 million since inception. • We again kept our commitment to shareholders and paid monthly distributions totaling $37.9 million through Dec. 31, 2024. • Together, with distributions paid, shareholders received a total investment return of 11.2%, 10.2%, 9.3%, 9.9%, 9.9% and 11.2% for Class FA, Class A, Class T, Class D, Class I and Class S shares, respectively, for the year ended Dec. 31, 2024. These returns are before any applicable sales load and assume that shareholders reinvested their distributions. • In November, we successfully commenced a second $1.1 billion follow-on offering of shares. For additional details on the company’s 2024 performance, please see the sources of distributions, including from sources other than income, and the financial highlights table in Note 6 and Note 12, respectively of Part II, Item 8 in the accompanying annual report on Form 10-K. ANNUAL REPORT 2024 | 1

CNL *Strategic Capital*

Sub-managed by **Levine Leichtman**

Historical Annual Total Investment Return: I Share Class

Our results demonstrate a consistent track record with 75 out of 81 months showing positive returns with minimal volatility, particularly during the challenging period of the COVID-19 pandemic.

Year	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	YTD
2024	0.2%	0.6%	1.2%	0.3%	0.4%	1.5%	0.1%	0.5%	1.3%	0.7%	1.4%	1.2%	9.9%
2023	1.4%	0.1%	0.9%	-0.2%	0.3%	0.7%	0.4%	1.3%	0.3%	0.2%	0.8%	1.4%	7.5%
2022	1.4%	0.3%	1.1%	0.2%	0.7%	0.6%	0.5%	1.0%	1.0%	0.3%	1.1%	1.2%	9.7%
2021	2.2%	1.6%	1.2%	2.0%	1.5%	1.1%	0.9%	-0.8%	0.7%	0.6%	0.6%	-0.2%	11.8%
2020	-0.2%	0.4%	-1.2%	0.2%	1.8%	1.8%	2.7%	1.1%	0.8%	1.2%	1.2%	1.8%	12.0%
2019	0.0%	0.9%	0.3%	0.9%	1.3%	0.4%	0.2%	0.2%	0.8%	0.4%	0.6%	0.9%	7.1%
2018	-	-	-	1.1%	0.5%	1.1%	3.4%	1.2%	0.3%	0.4%	1.1%	0.5%	9.9%

Monthly returns are calculated as the change in NAV plus distributions since the previous month. The 2018 YTD return is calculated by annualizing the 2018 partial year return based on the initial shareholder purchase date.



ANNUAL REPORT 2024 | 2

Portfolio Update
Portfolio Companies with Majority Controlling Interest Ownership

Portfolio Company	Sector	Fair Market Value	Acquisition Cost[1]	Unrealized Gains (Inception to Date)	Dividend and Interest Paid to CNL Strategic Capital (Inception to Date)
ATA National Title Group	**Real Estate Services** ATA National Title is one of the largest national independent title insurance agency and settlement service providers, in terms of volume, in the residential resale, residential refinance, commercial and default real estate markets.	**$72,291**	**$74,125**	**($1,834)**	**$31,710**
auriemma roundtables	**Information Services and Advisory Solutions** Auriemma U.S. Roundtables is a market leader providing data analytics and advisory services to approximately 100 blue-chip clients across specific consumer finance segments.	**$76,625**	**$47,590**	**$29,035**	**$18,521**
Clarion	**Visual Safety Solutions** Clarion Safety Systems is a provider of standards-based visual safety labels and signs that support original equipment manufacturers, facility owners, and employers in reducing risk and protecting workers.	**$89,713**	**$79,316**	**$10,397**	**$14,111**
DOUGLAS	**Sanitation Products** Douglas Machine Corp. is a manufacturer of innovative and customizable commercial cleaning and sanitizing equipment to the food, pet food, nutraceutical and industrial end-markets in the U.S.	**$54,057**	**$50,500**	**$3,557**	**$11,150**
LAWN DOCTOR	**Commercial and Professional Services** Lawn Doctor is a leading franchisor of residential services including lawn fertilization, mosquito abatement and cleaning services across a family of brands with more than 800 franchises across the country.	**$136,232**	**$72,100**	**$64,132**	**$39,597**
MAP RETIREMENT	**Retirement Plan Services** MAP Retirement is a third-party administrator of retirement plans serving small and mid-sized businesses across all 50 states.	**$75,463**	**$72,500**	**$2,963**	**$635**
Polyform	**Hobby Goods and Supplies** Polyform Products is a leading developer, manufacturer and marketer of specialty clay and craft products found in approximately 16,000 retail locations.	**$28,451**	**$31,299**	**($2,848)**	**$26,559**
SILL	**Business Services** Sill Holdings is a leading specialty insurance consulting firm focused on providing expert claim preparation, management and resolution services.	**$135,587**	**$106,400**	**$29,187**	**$2,986**
TACMED SOLUTIONS	**Healthcare Supplies** TacMed Holdings is a designer, developer and manufacturer of medical products that equip, train and protect professionals in emergency trauma situations.	**$121,378**	**$105,744**	**$15,634**	**$11,690**
ULTIMED	**Healthcare Supplies** Healthcare Safety Holdings is owned by Ultimed and is a producer of daily-use insulin pen needles, syringes and related product offerings for the human and animal diabetes care markets.[2]	**$72,126**	**$41,720**	**$30,406**	**$32,487**
VEKTEK	**Engineered Products** Vektek Holdings is a designer, engineer and manufacturer of automated workholding solutions for CNC (Computer Numerical Control) machining.	**$119,444**	**$105,953**	**$13,491**	**$22,546**
Subtotal		**$981,367**	**$787,247**	**$194,120**	**$211,992**

ANNUAL REPORT 2024 | 3

Portfolio Companies with Minority Controlling Interest Ownership

Portfolio Company	Sector	Fair Market Value	Acquisition Cost[1]	Unrealized Gains (Inception to Date)	Dividend and Interest Paid to CNL Strategic Capital (Inception to Date)
Blue Ridge ESOP Associates	**Retirement Plan Services** Blue Ridge ESOP Associates is an independent, third-party employee stock ownership plan (ESOP) and 401(k) administrator.	$39,537	$12,841	$26,696	$4,031
Law Business Research	**Information Services and Advisory Solutions** Law Business Research is a technology-driven information services business powering the global legal, intellectual property and governance, risk and compliance markets.	$62,773	$62,163	$610	$2,755
Milton	**Engineered Products** Milton Industries is a leading provider of highly engineered tools and accessories that generate and utilize compressed air (pneumatic devices).	$22,202	$10,000	$12,202	$3,117
Resolution Economics LLC	**Business Services** Resolution Economics is a premier specialty consulting firm that provides economic and data-driven analytics to leading law firms and corporations across the U.S., focusing on labor and employment and commercial litigation matters.	$23,234	$10,689	$12,545	$3,936
USA Water	**Commercial and Professional Services** USA Water is a leading provider of operations and maintenance services for water and wastewater systems across the Southeast U.S.	$11,746	$10,000	$1,746	$193
Subtotal		**$159,492**	**$105,693**	**$53,799**	**$14,032**
Total		**$1,140,859**	**$892,940**	**$247,919**	**$226,024**

Data as of Dec. 31, 2024. Amounts in thousands.
[1] If applicable, includes adjustment to cost basis due to return of capital and add-on(s).
[2] Ultimed, Inc. is owned by Healthcare Safety Holdings LLC. Holdings may change at the discretion of the adviser and there is no guarantee any investment will meet its objectives.

Looking Ahead

We are committed to our investment strategy, which seeks to provide shareholders with both current income and long-term appreciation. We believe this is achieved by acquiring carefully selected, highly resilient companies that can consistently generate cash flow and grow over time, even throughout different economic cycles.

We are excited about the year ahead and further expanding our portfolio. We look forward to actively collaborating with our portfolio companies to identify and explore key growth opportunities. These include organic growth at the portfolio company level and making accretive add-on acquisitions. On behalf of our board of directors and management team, we sincerely appreciate your investment and continued confidence in CNL Strategic Capital.

James M. Seneff, Jr.
Chairman of the Board

Chirag J. Bhavsar
CEO

ANNUAL REPORT 2024 | 4

Board of Directors Executive Officers James M. Seneff, Jr. Director and Chairman of the Board Arthur E. Levine Director Mark D. Linsz Independent Director Audit Committee Chairman Benjamin A. Posen Independent Director Robert J. Woody Independent Director Chirag J. Bhavsar CEO Tammy J. Tipton Chief Financial Officer Interim Chief Operating Officer Paul W. Drury Senior Managing Director Safak Subasi Senior Vice President

Company Profile

CNL Strategic Capital (the company) is a limited liability company that primarily seeks to acquire controlling equity stakes and loan positions in growing and durable middle-market businesses. The company seeks to provide long-term growth and monthly income, while protecting invested capital. CNL Strategic Capital intends to target businesses that have historically generated stable, free cash flow and where management has a meaningful ownership stake in the business. The company is externally managed by CNL Strategic Capital Management, LLC, which is a registered investment adviser.

Shareholder Information

Inquiries by shareholders should be directed to:

CNL Client Services
P.O. Box 219001
Kansas City, Missouri 64121-9001
866-650-0650

Legal Counsel

Clifford Chance US LLP
New York, New York

Corporate Offices

CNL Strategic Capital, LLC
450 South Orange Avenue
Orlando, Florida 32801-3336
800-522-3863
cnlstrategiccapital.com

Independent Registered Certified Public Accounting Firm

Ernst & Young LLP
Orlando, Florida

Manager

CNL Strategic Capital
Management, LLC
Orlando, Florida

Form 10-K

The company's annual report as filed on Form 10-K with the U.S. Securities and Exchange Commission (the Commission) is enclosed with this report. Additional copies may be obtained at no charge upon written notice to Ms. Tracey B. Bracco, the company's secretary, at the corporate office address above. The Commission maintains a website located at sec.gov that contains reports, proxy and information statements, and other information regarding the company that is filed electronically with the Commission. In addition, the company makes available free of charge on its website, cnlstrategiccapital.com, the company's filings with the Commission.

Electronic Delivery

Sign up today to receive next year's annual report and proxy materials via the Internet rather than by mail. Additional mailings, such as distribution statements and tax forms, are also available electronically. To sign up to receive these mailings electronically, or to review or change your current delivery preferences, please visit our website at cnlstrategiccapital.com/gopaperless.

CNL Strategic Capital

Sub-managed by **Levine Leichtman**

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